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WILLIAM Y. CHUA
ROBERT G. DELAMATER
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK


RECD S.E.C.
JUL 0 2 2003
1086


03024302

July 2, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed

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"filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell LLP's Hong Kong office (telephone: 852-2826-8611; facsimile: 852-2522-2280).

Very truly yours,

Jiang Liu

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell LLP)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

July 2, 2003

A. Notice of the Second Extraordinary General Meeting of 2003, dated June 26, 2003.
B. Announcement in relation to Strategic Investment Agreement between Tsingtao and Anheuser-Busch International Holdings, Inc. Conversion of Tranche I Bond, dated June 26, 2003.



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF THE 2ND EXTRAORDINARY GENERAL MEETING OF 2003

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited ("the Company") has resolved that the 2nd Extraordinary General Meeting of 2003 be held on Wednesday, 13th August 2003 at 9:00 a.m. at the Conference Room, Tsingtao Brewery Factory, 56 Dengzhou Road, Qingdao, the People's Republic of China for the conduct of the following business:

1. To consider and, if thought fit, pass the following resolution in relation to the amendments of the Company's Articles of Association as special resolution:

   "**THAT** Paragraph 1 of Article 93, Article 122 and Article 123 be deleted and replaced by the following provisions:

Paragraph 1 of Article 93	The Company shall have a board of directors. The board of directors shall consist of 10 directors. Half or more of the members of the board shall be external directors (i.e. directors who are not employees of the Company), at least one-third of the board shall be independent directors. At least one of the independent directors shall be an accounting professional (i.e. those who hold the relevant titles or qualifications as a certified public accountant).
Article 122	The supervisory committee shall consist of 8 supervisors, 1 of whom shall be the chairman of the committee. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election. The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors.
Article 123	The members of the supervisory committee shall consist of 5 representatives of shareholders and 3 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

2. Appoint and elect one non-executive director of the Company (please see Note 7 below for his profile).
3. Appoint and elect one Supervisor of the Company (please see Note 7 below for his profile).
4. Appoint and elect Mr. Chu Zhen Gang (currently a non-executive director of the Company) as an independent director of the Company in accordance with the provisions of the Articles of Association. For Mr. Chu's profile, please refer to the Company's 2002 annual report.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
26th June, 2003

Notes:

1. Holders of domestic shares (or A shares) and overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on Monday, 14th July, 2003, are registered on the Register of Members of the Company shall have the right to attend the Extraordinary General Meeting. In order to determine the list of shareholders who are entitled to attend the Extraordinary General Meeting, the Register of Members for H Shares of the Company will be closed from 15th July, 2003 to 13th August, 2003 (both days inclusive).

2. Shareholders who intend to attend the Extraordinary General Meeting are required to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company on or before 24th July, 2003 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the Extraordinary General Meeting" which will be despatched to holders of H Share in due course or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Extraordinary General Meeting as mentioned in Note 1 above.

3. Each shareholder having the right to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.

4. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Extraordinary General Meeting" ("Proxy Form") which will be despatched to holders of H Share in due course or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or with the Company's H Shares registrar, Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

5. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.

6. The Extraordinary General Meeting is expected to last for half day. Those who attend the meeting shall bear their own travelling and accommodation expenses.

7. The profiles of the newly appointed non-executive director and supervisor are as follows:

   Mr. Stephen J. Burrows

   Mr. Stephen J. Burrows, male, born in Albany, New York, the United States in 1952. He obtained bachelor degrees in psychology and geography from the University of Wisconsin, the United States, and a master degree in business administration from Lindenwood University, Missouri, the United States. He is now the Chief Executive Officer and President of Anheuser-Busch International Inc., a member of the strategic committee of Anheuser-Busch Companies, Inc, and director of six subsidiaries within Anheuser-Busch Companies, Inc.

   Mr. Burrows joined Anheuser-Busch Companies, Inc in 1979, and had held the posts of Marketing Vice-President (Southwest United States), Consumer Awareness and Education Vice-President, and various sales and marketing management positions. Mr. Burrows was also Vice-President, Brand Management of Anheuser-Busch, Inc. (the largest brewer in the World), and in this position was responsible for the advertising, sales, packaging, research and other marketing development activities of "Budweiser" beer and other brand names of the Company. Mr. Burrows possess over 20 years of experience in brewery management and market operations.

   Mr. David Andrew Renaud

   Mr. David Andrew Renaud, male, born in St. Louis, Missouri, the United States in 1954. He graduated from the Westminister College, Missouri, the United States in 1977, majoring in economics and business administration, and obtained a master degree in business administration from St. Louis University, Missouri, the United States in 1980. He also possesses the professional qualification as a United States certified accountant.

   Mr. Renaud joined Anheuser-Busch Companies, Inc in 1980. He is Vice-President, Finance and Planning of Anheuser-Busch Asia Inc, and had been the financial controller of Anheuser-Busch International Inc. Mr. Renaud has been engaged in financial analysis and planning for many years and possess extensive experience in the area of finance and financial accounting.

Please also refer to the published version of this announcement in The Standard dated on 27-06-2003.

File No.: 82-4021
Document B



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and Anheuser-Busch
Conversion of Tranche I Bond

The Directors announce that Anheuser-Busch International Holdings, Inc. ("ABIH") has exercised the conversion rights under the Tranche I Bond in accordance with the Strategic Investment Agreement entered into between Tsingtao and Anheuser-Busch on 21 October 2002, and Tsingtao is expected to allot and issue 60,000,000 new H Shares to ABIH on 2 July 2003 in accordance with the Strategic Investment Agreement.

Reference is made to Tsingtao's circular dated 9 December 2002 (the "Circular") in relation to the Strategic Investment Agreement, its announcement dated 23 January 2003 in relation to the results of the general meetings regarding the Strategic Investment Agreement and its announcement dated 3 April 2003 in relation to Tranche I and Tranche II Closing. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Circular.

Tsingtao has received from ABIH, the sole holder of the Tranche I Bond, a notice of conversion to Tsingtao exercising its right to convert the whole of the principal amount of HK$280,800,000 of the Tranche I Bond in accordance with the Strategic Investment Agreement.

The Tranche I Bond was issued by Tsingtao to ABIH on 1 April 2003. The maturity date for the Tranche I Bond is 30 June 2003. As a result of the Tranche I Conversion, Tsingtao will allot and issue 60,000,000 new H Shares to ABIH in accordance with the Strategic Investment Agreement. The conversion price for the Tranche I Bond was fixed at HK$4.68 per new H Share.

Anheuser-Busch is currently interested in 45,000,000 H Shares of Tsingtao (representing approximately 4.5% of the total existing issued capital of Tsingtao and approximately 13.0% of all the existing issued H Shares of Tsingtao). The new H Shares represent approximately 17.3% of all the existing issued H Shares of Tsingtao and approximately 14.7% of all the issued H Shares of Tsingtao as enlarged by Tranche I Conversion (or approximately 6.0% of the existing entire issued share capital of Tsingtao and approximately 5.7% of the entire issued share capital of Tsingtao as enlarged). The new H Shares will rank pari passu in all respects with all the existing H Shares including the right to receive dividends declared by Tsingtao. It is expected that the new H Shares will be allotted and issued to ABIH on 2 July 2003, the first business day immediately after the maturity date of the Tranche I Bond. After the Tranch I Conversion, Anheuser-Busch (including ABIH's shareholding) will be interested in 105,000,000 H Shares of Tsingtao (representing approximately 9.9% of the total issued capital of Tsingtao as enlarged and approximately 25.8% of all the issued H Shares of Tsingtao as enlarged).

The new H Shares to be issued to ABIH pursuant to the Tranche I Bond will be subject to a 2-year non-disposal lock-up period from the date of the relevant allotment and issue. For further information on post-conversion lock-up and restriction on disposal, please refer to the Circular.

Following the exercise of the conversion right for the Tranche I Bond, ABIH is entitled to nominate one non-executive director and one supervisor to the board and supervisory committee of Tsingtao respectively in accordance with the Strategic Investment Agreement. Tsingtao is not aware of any intention on the part of ABIH to make material changes to the existing management and employees of Tsingtao and its subsidiaries other than those pursuant to the Strategic Investment Agreement as disclosed in the Circular.

A notice convening the second extraordinary general meeting for the year 2003 (the "2nd EGM of 2003") of Tsingtao proposing the appointments of the new directors and the supervisor and the consequential amendments to the Articles of Association of Tsingtao as a result of these appointments, is published today (please refer to the separate press announcement containing the notice convening the 2nd EGM of 2003). A circular containing further information about the resolutions to be passed at the 2nd EGM of 2003 and all the consequential amendments to the Articles of Association, will be despatched to holders of H Shares as soon as practicable.

TSINGTAO BREWERY COMPANY LIMITED
27-06-2003

In order to determine the list of shareholders who are entitled to attend the 2nd EGM of 2003, the Register of Member for H Shares of Tsingtao will be closed from 15 July 2003 to 13 August 2003 (both days inclusive).

By Order of the Board
Tsingtao Brewery Company Limited
Company Secretary
Yuan Lu

Qingdao, 26 June 2003

Please also refer to the published version of this announcement in The Standard dated on 27-06-2003.